SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2007

Portugal Telecom

Earnings Release

Lisbon, Portugal, 10 May 2007

Portugal Telecom announced today its results for the first quarter ended 31 March 2007.

In 1Q07, consolidated operating revenues amounted to Euro 1,461 million, an increase of 2.5% y.o.y. EBITDA increased by 5.1% y.o.y to Euro 571 million, equivalent to a margin of 39.1%, and income from operations increased by 15.5% y.o.y to Euro 305 million. Net income for the period amounted to Euro 177 million. EBITDA minus Capex increased by 6.8% y.o.y to Euro 442 million. As at 31 March 2007, net debt amounted to Euro 3,646 million and after-tax unfunded post retirement benefit obligations totalled Euro 1,141 million.

PT’s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS). Following the approval of the PT Multimedia spin-off at PT’s Annual Shareholders Meeting on 27 April 2007, PT Multimedia has been considered for reporting purposes as a discontinued operation. For a detailed discussion of PT Multimedia’s results, please refer to PTM’s First Quarter 2007 Earnings Release.

Table 1 _ Consolidated Financial Highlights		Euro million
	1Q07	1Q06	y.o.y

Operating revenues	1,460.8	1,425.8	2.5%
Operating costs, excluding D&A	889.9	882.9	0.8%
EBITDA (1)	570.8	542.9	5.1%
Income from operations (2)	305.0	264.0	15.5%
Net income	176.6	210.9	(16.3%)
Capex	128.7	128.8	(0.1%)
Capex as % of revenues (%)	8.8	9.0	(0.2pp)
EBITDA minus Capex	442.1	414.1	6.8%
Net debt	3,645.7	3,678.4	(0.9%)
After-tax unfunded obligations	1,141.4	1,859.8	(38.6%)

EBITDA margin (3) (%)	39.1	38.1	1.0pp
Net debt / EBITDA (x)	1.6	1.7	(0.1x)
EBITDA / net interest (x)	11.6	11.0	0.5x

(1) EBITDA = income from operations + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

Portugal Telecom | First Quarter 2007	2 / 18

Financial Highlights

Income Statement

Consolidated operating revenues increased by 2.5% y.o.y in 1Q07 to Euro 1,461 million, underpinned by growth at Vivo and TMN. Excluding the impact of the Euro/Real depreciation, operating revenues would have increased by 4.3% y.o.y in 1Q07. Wireline operating revenues fell by 6.0% y.o.y in 1Q07, mainly as a result of lower voice revenues due to line loss. TMN operating revenues increased by 1.9% y.o.y in 1Q07, on the back of the 7.4% y.o.y increase in the number of customers, and notwithstanding the negative impact of Euro 7 million due to the reduction in mobile termination rates (MTR) (see table 4). Vivo operating revenues increased by 4.4% y.o.y in Euros and by 9.3% y.o.y in Reais, primarily as a result of the positive impact of the termination of the bill & keep interconnection regime. The Euro 37 million increase in revenues from other businesses and eliminations is mainly explained by the consolidation of MTC, the Namibian mobile operator, as from September 2006, which contributed Euro 28 million in 1Q07.

Table 2 _ Consolidated Income Statement (1)			Euro million
	1Q07	1Q06	y.o.y

Operating revenues	1,460.8	1,425.8	2.5%
Wireline	499.3	530.9	(6.0%)
Domestic mobile • TMN	363.3	356.5	1.9%
Brazilian mobile • Vivo (1)	546.5	523.2	4.4%
Other and eliminations	51.7	15.2	240.7%

Operating costs, excluding D&A	889.9	882.9	0.8%
Wages and salaries	164.9	169.7	(2.8%)
Post retirement benefits	10.6	16.2	(34.8%)
Direct costs	208.8	156.1	33.8%
Commercial costs	207.0	226.2	(8.5%)
Other operating costs	298.6	314.7	(5.1%)

EBITDA (2)	570.8	542.9	5.1%
Depreciation and amortisation	265.8	278.9	(4.7%)
Income from operations (3)	305.0	264.0	15.5%

Other expenses (income)	63.9	4.0	n.m.
Curtailment costs	52.8	0.5	n.m.
Net losses (gains) on disposal of fixed assets	4.8	(0.7)	n.m.
Net other costs	6.3	4.2	51.7%
Income before financ. & inc. taxes	241.1	260.0	(7.3%)

Financial expenses (income)	(17.2)	20.2	n.m.
Net interest expenses	49.3	49.2	0.3%
Equity in losses (earnings) of affiliates	(18.9)	(23.5)	(19.5%)
Net other financial losses (gains)	(47.6)	(5.4)	n.m.

Income before income taxes	258.3	239.8	7.7%
Provision for income taxes	(76.2)	(35.1)	117.2%

Income from continued operations	182.1	204.7	(11.0%)
Income from discontinued operations	19.4	17.8	8.9%
Losses (income) attributable to minority interests	(24.9)	(11.6)	114.0%
Consolidated net income	176.6	210.9	(16.3%)

(1) Considering a Euro/Real average exchange rate of 2.6397 in 1Q06 and 2.7635 in 1Q07. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | First Quarter 2007	3 / 18

Financial Highlights

EBITDA increased by 5.1% y.o.y in 1Q07 to Euro 571 million, with the EBITDA margin improving by 1.0pp to 39.1% . Excluding the impact of the Euro/Real depreciation, EBITDA would have increased by 6.5% y.o.y in 1Q07. EBITDA growth in the quarter was driven by TMN and Vivo, which increased EBITDA by 3.4% (5.6% excluding MTR cuts) and 7.9% (13.0% in constant currency) respectively. The improvement in TMN EBITDA was achieved on the back of customer growth and margin improvement, notwithstanding the MTR cuts that occurred in 2006 (see table 4). Despite top line pressure, Wireline improved operating margins benefiting from continued cost rationalisation, thus resulting in an EBITDA decline of 2.8% y.o.y in 1Q07. Other EBITDA increased to Euro 19 million in 1Q07, mainly as a result of the consolidation of MTC (Euro 15 million), as from September 2006.

Table 3 _ EBITDA by Business Segment (1) (2)				Euro million
	1Q07	1Q06	y.o.y	Margin

Wireline	240.1	246.9	(2.8%)	48.1
Domestic mobile • TMN	160.9	155.6	3.4%	44.3
Brazilian mobile • Vivo (1)	150.8	139.7	7.9%	27.6
Other	19.0	0.6	n.m.	n.m.

Total EBITDA	570.8	542.9	5.1%	39.1
EBITDA margin (%)	39.1	38.1	1.0pp

(1) Considering a Euro/Real average exchange rate of 2.6397 in 1Q06 and 2.7635 in 1Q07. (2) EBITDA = income from operations + depreciation and amortisation

The impact in 1Q07 of the reduction in mobile termination rates throughout 2006 was as follows:

Table 4 _ Impact of Mobile Termination Rate Cuts	Euro million
1Q07

Revenues	9.9
Wireline	3.0
Domestic mobile • TMN	6.9
EBITDA	4.4
Wireline	0.9
Domestic mobile • TMN	3.5

Curtailment costs amounted to Euro 53 million in 1Q07, as compared to Euro 1 million in the previous year. Curtailment costs in 1Q07 were related to the reduction in headcount of 151 employees.

Net interest expenses totalled Euro 49 million in 1Q07, in line with the previous year. The average cost of debt was 5.5% in 1Q07. Excluding Brazil and the interest cost associated with the PTM equity swap, the average cost of debt was 3.9% in 1Q07.

Equity in earnings of affiliates amounted to Euro 19 million in 1Q07, as compared to Euro 24 million in 1Q06. In 1Q07, this item included mainly PT’s share in the earnings of Unitel (gain of Euro 19 million), Médi Télécom (loss of Euro 3 million) and CTM (gain of Euro 5 million).

Net other financial gains, which include net foreign currency gains, net gains on financial assets and net other financial expenses, amounted to Euro 48 million in 1Q07, as compared to Euro 5 million in 1Q06. This item included a Euro 38 million gain booked in 1Q07 related to the change in fair value of the equity swap on PTM shares and a Euro 16 million gain recorded in 1Q07 related to the financial settlement of equity swaps on 9.3 million own shares.

Portugal Telecom | First Quarter 2007	4 / 18

Financial Highlights

Provision for income taxes amounted to Euro 76 million in 1Q07, as compared to Euro 35 million in 1Q06. The increase in this item is mainly explained by the Euro 53 million tax credit booked in 1Q06, as a result of the liquidation of a holding company. Adjusting for this tax credit, the effective tax rate fell from 37% in 1Q06 to 30% in 1Q07, mainly as a result of: (1) the reduction in the nominal tax in Portugal from 27.5% to 26.5%, and (2) the decrease in net losses at Brasilcel that do not generate deferred tax assets, following the corporate restructuring in 2006.

Income from discontinued operations includes the earnings of PT Multimedia before minority interests, following the approval of its spin-off at PT’s Annual Shareholders Meeting on 27 April 2007.

Income attributable to minority interests increased to Euro 25 million in 1Q07, from Euro 12 million in the previous year, mainly as a result of the increase in income attributable to Vivo minority interests (from Euro 1 million in 1Q06 to Euro 6 million in 1Q07) and the income attributable to MTC minority interests (Euro 5 million), which was fully consolidated as from September 2006.

Net income amounted to Euro 177 million in 1Q07, a decrease of 16.3% y.o.y, primarily as a result of higher curtailments costs in 1Q07 and a lower provision for income taxes in 1Q06, as a result of the tax credit booked in that quarter. These two negative impacts were partially offset by the increase in EBITDA and higher net financial gains.

Capex

Capex remained stable at Euro 129 million in 1Q07, with the decrease in Vivo capex being offset by the capex increase at the remaining divisions. Wireline capex was directed towards network upgrades and client-related capex, while at TMN capex was directed towards network capacity and 3G/3.5G coverage. At Vivo, capex was directed towards the GSM/EDGE overlay and network coverage and capacity. Other capex includes capex related to fully consolidated businesses not included in the main segments and capex related to support companies. In 1Q07, other capex increased by 20.3% y.o.y to Euro 11 million, as a result of the consolidation of MTC (Euro 7 million) as from September 2006.

Table 5 _ Capex by Business Segment (1)			Euro million
	1Q07	1Q06	y.o.y

Wireline	48.0	44.2	8.4%
Domestic mobile • TMN	27.5	22.5	22.5%
Brazilian mobile • Vivo (1)	42.6	53.3	(20.0%)
Other	10.5	8.8	20.3%

Total capex	128.7	128.8	(0.1%)

(1) Considering a Euro/Real average exchange rate of 2.6397 in 1Q06 and 2.7635 in 1Q07.

Portugal Telecom | First Quarter 2007	5 / 18

Financial Highlights

Cash Flow

Operating free cash flow increased by 12.8% y.o.y in 1Q07 to Euro 295 million, primarily as a result of the 5.1% y.o.y increase in EBITDA in the period. Working capital investment was higher in 1Q07 than in the previous year, mainly as a result of higher capex in the previous quarter, as compared to 4Q05. Free cash flow increased to Euro 171 million in 1Q07 from Euro 49 million in 1Q06, primarily as a result of: (1) higher operating free cash flow; (2) lower interest paid; (3) lower contributions and payments related to post retirement benefits, and (4) the improvement in other cash movements.

Table 6 _ Free Cash Flow			Euro million
	1Q07	1Q06	y.o.y

EBITDA minus Capex	442.1	414.1	6.8%
EBITDA	570.8	542.9	5.1%
Capex	(128.7)	(128.8)	(0.1%)
Non-cash items included in EBITDA (1)	36.9	19.0	94.4%
Change in working capital	(184.5)	(171.9)	7.3%

Operating free cash flow	294.5	261.2	12.8%

Interest paid	(85.5)	(113.3)	(24.5%)
Contributions and payments related to PRB	(48.1)	(91.8)	(47.6%)
Income taxes paid by certain subsidiaries	(20.3)	(16.7)	21.5%
Other cash movements (2)	30.0	9.7	207.8%

Free cash flow	170.6	49.1	247.4%

(1) This item includes mainly non-cash costs related to post retirement benefit costs and provisions. (2) In 1Q07, other cash movements included Euro 28 million related to dividends received from Unitel.

The reduction in interest paid from Euro 113 million in 1Q06 to Euro 86 million in 1Q07 is explained by the fact that PT paid in 1Q06 the first annual coupon on the Eurobonds issued in March 2005 and the last annual interest installment on the Eurobond repaid in 2006.

Contributions and payments related to post retirement benefits decreased from Euro 92 million in 1Q06 to Euro 48 million in 1Q07, as a result of: (1) the Euro 22 million reimbursement made in 1Q07 by PT Prestações, the fund created to cover healthcare responsibilities, on account of healthcare expenses paid by PT during 2006, and (2) the Euro 14 million contribution made in 1Q06 to the pension funds with respect to curtailment of 4Q05.

Consolidated Net Debt

Consolidated net debt amounted to Euro 3,646 million as at 31 March 2007, as compared to Euro 3,757 million as at 31 December 2006.

As at 31 March 2007, 84.9% of total debt was medium and long-term, and 71.5% of total debt was set in fixed rates. As at 31 March 2007, 84.7% of total debt was denominated in Euros, 0.4% in US Dollars and 14.9% in Brazilian Reais. The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 472 million as at 31 March 2007. At the end of March 2007, approximately 95% of Vivo’s net debt was either Real-denominated or hedged into Reais.

Portugal Telecom | First Quarter 2007	6 / 18

Financial Highlights

Table 7 _ Change in Net Debt		Euro million
	1Q07	1Q06

Net debt (initial balance)	3,756.6	3,672.5
Less: free cash flow	170.6	49.1
Translation effect on foreign currency debt	15.6	(4.8)
Impact of discontinued operations - PTM (1)	(178.9)	(24.2)
Acquisitions of treasury shares (2)	106.0	62.1
Extraordinary contribution to pension fund	117.0	0.0
Other	0.0	22.0
Net debt (final balance)	3,645.7	3,678.4

Change in net debt	(110.9)	6.0
Change in net debt (%)	(3.0%)	0.2%

(1) Contribution of PTM to consolidated net debt at the beginning of the period. (2) In 1Q07, this item corresponds to the notional amount of equity swaps contracted over 10.7 million PT shares, in connection with the share buyback programme announced by the Board of Directors on 20 February 2007 and approved at the AGM of 27 April 2007.

The total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 1,480 million as at 31 March 2007. The amount of available cash from the domestic operations plus the undrawn amount of PT’s commercial paper lines and standby facilities totalled Euro 2,501 million at the end of March 2007.

In 1Q07, PT’s average cost of debt and maturity was 5.5% and 7.3 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazil and the interest cost associated with the PTM equity swap, PT’s average cost of debt was 3.9% in 1Q07. The maturity of the debt excluding Brazil was 7.7 years at the end of March 2007. In 1Q07, the net debt to EBITDA ratio was 1.6 times and EBITDA cover was 11.6 times.

Post Retirement Benefit Obligations

As at 31 December 2006, the projected benefit obligations (PBO) of PT’s post retirement benefits amounted to Euro 4,563 million. The PBO was computed based on a discount rate of 4.75% for pension and healthcare obligations and 4.25% for salary obligations to pre-retired or suspended employees. PT’s post-retirement benefit plans have been closed to new participants since 1994 for pensions and 2000 for healthcare.

Table 8 _ Post Retirement Obligations	Euro million
1Q07

Net accrued post retirement obligations (initial balance)	1,673.5
PRB costs	10.6
Curtailment cost	52.8
Contributions and payments	(165.1)

Net accrued post retirement obligations (final balance)	1,571.8
Deferred prior years service gains	(18.8)

Gross unfunded obligations (final balance)	1,553.0

After-tax unfunded obligations (final balance)	1,141.4

Gross unfunded obligations decreased by Euro 100 million in 1Q07 to Euro 1,553 million, as a result of the contributions and payments made in the amount of Euro 165 million, which more than offset the post retirement benefit (PRB) and curtailment costs charged in the period. Post retirement benefit costs declined by Euro 6 million in 1Q07 to Euro 11 million, when compared to the previous year, as a result of the reduction in gross unfunded obligations. After-tax unfunded obligations amounted to Euro 1,141 million at the end of 1Q07.

Shareholders’ Equity

Portugal Telecom | First Quarter 2007	7 / 18

Financial Highlights

As at 31 March 2007, shareholders’ equity excluding minority interests amounted to Euro 2,419 million, an increase of Euro 163 million in 1Q07. Distributable reserves amounted to Euro 2,846 million at the end of March of 2007. The share capital restructuring to be executed in 2007, as approved at the Annual Shareholders Meeting of 27 April 2007, should increase distributable reserves by an additional Euro 440 million.

Table 9 _ Change in Shareholders’ Equity (excluding Minority Interests)	Euro million
1Q07

Equity before minority interests (initial balance)	2,255.2
Net income	176.6
Currency translation adjustments (1)	96.2
Acquisition of treasury stock (2)	(122.2)
Hedge accounting of financial instruments and change in the FV of investments available for sale	12.7
Equity before minority interests (final balance)	2,418.6

Change in equity before minority interests	163.4
Change in equity before minority interests (%)	7.2%

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) In 1Q07, This item includes Euro 106 million related to the notional value of the equity swaps contracted on 10.7 million own shares and Euro 16 million recorded in connection with the financial settlement of equity swaps on 9.3 million own shares.

Consolidated Balance Sheet

Table 10 _ Consolidated Balance Sheet (1)		Euro million
	31 March 2007	31 December 2006

Cash and equivalents	1,403.1	2,083.7
Accounts receivable, net	1,353.5	1,417.0
Inventories, net	134.0	130.3
Financial investments	627.4	631.5
Intangible assets, net	3,117.9	3,490.9
Tangible assets, net	3,584.5	3,942.0
Accrued post retirement asset	115.4	134.1
Other assets	1,045.5	1,050.5
Deferred tax assets and prepaid expenses	1,236.7	1,291.4
Assets of discontinued operations (PTM)	1,112.5	0.0

Total assets	13,730.5	14,171.2

Accounts payable	936.8	1,115.1
Gross debt	5,048.7	5,840.3
Accrued post retirement liability	1,687.2	1,807.6
Other liabilities	1,905.1	1,995.7
Deferred tax liabilities and deferred income	348.1	306.5
Liabilities of discontinued operations (PTM)	495.2	0.0

Total liabilities	10,421.1	11,065.2

Equity before minority interests	2,418.6	2,255.2
Minority interests	890.8	850.8

Total shareholders' equity	3,309.4	3,106.0

Total liabilities and shareholders' equity	13,730.5	14,171.2

(1) Considering a Euro/Real exchange rate of 2.8118 at year-end 2006 and 2.7102 at the end of March 2007.

As at 31 March 2007, the net exposure (assets minus liabilities) to Brazil amounted to R$ 7,543 million (Euro 2,783 million at the Euro/Real exchange rate of 31 March 2007). The assets denominated in Brazilian Reais in the balance sheet, as at 31 March 2007, amounted to Euro 5,030 million, equivalent to approximately 37% of total assets.

Portugal Telecom | First Quarter 2007	8 / 18

Operating Highlights

Wireline

Wireline operating revenues decreased by 6.0% y.o.y in 1Q07 to Euro 499 million. Retail revenues fell by 14.2% y.o.y in 1Q07, due to lower voice revenues as a result of competition from other fixed and mobile operators. The migration of carrier pre-selection lines (CPS) to wholesale line rental (WLR), which was introduced in 2Q06, resulted in a transfer of retail revenues to wholesale revenues and had a negative impact of Euro 6 million in 1Q07. Retail data revenues, which increased by 2.7% y.o.y, partially offset the decrease of retail voice revenues, which includes a negative impact of Euro 4 million of discounts to pensioners that was previously paid by the Portuguese State. Wholesale revenues increased by 1.7% y.o.y in 1Q07, as a result of the increase in interconnection traffic and in other wholesale revenues, namely ULL and WLR. Data and corporate revenues increased by 7.1% y.o.y in 1Q07, primarily as a result of the strong growth in outsourcing, network management and IT/IS revenues, which has been underpinned by the growth in more advanced and customised solutions for large corporate clients. Other wireline revenues increased by 13.7% y.o.y, primarily as a result of higher equipment sales, mainly in the corporate segment, and higher revenues from portals, namely e-commerce and online advertising.

Table 11 _ Wireline Income Statement (1)			Euro million
	1Q07	1Q06	y.o.y

Operating revenues	499.3	530.9	(6.0%)
Retail	265.7	309.8	(14.2%)
Voice	219.5	264.8	(17.1%)
Data	46.2	45.0	2.7%
Wholesale	115.5	113.6	1.7%
Data & corporate	66.2	61.9	7.1%
Other wireline revenues	51.9	45.6	13.7%

Operating costs, excluding D&A	259.2	284.0	(8.7%)
Wages and salaries	65.5	69.5	(5.7%)
Post retirement benefits	10.5	16.1	(34.9%)
Direct costs	82.7	83.5	(1.0%)
Commercial costs	20.1	20.6	(2.4%)
Other operating costs	80.4	94.2	(14.7%)

EBITDA (2)	240.1	246.9	(2.8%)
Depreciation and amortisation	81.2	83.5	(2.7%)
Income from operations (3)	158.8	163.4	(2.8%)

EBITDA margin	48.1%	46.5%	1.6pp
Capex	48.0	44.2	8.4%
Capex as % of revenues	9.6%	8.3%	1.3pp
EBITDA minus Capex	192.1	202.7	(5.2%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Notwithstanding continued top line pressure, cost rationalisation resulted in a 1.6pp y.o.y EBITDA margin improvement in 1Q07, to 48.1% . As a result, EBITDA amounted to Euro 240 million in 1Q07, a decrease of 2.8% over the same period of last year. As part of the cost rationalisation programme, PT continued with its ongoing redundancy programme, which resulted in a net reduction in headcount in Wireline of 138 employees, improving its efficiency ratio to 619 lines per employee. In terms of personnel expenses, the wage increase in 2007 is 2.0%, in line with that of last year and below previous historical levels. In 1Q07, wage and salary costs

Portugal Telecom | First Quarter 2007	9 / 18

Operating Highlights

decreased by 5.7% y.o.y. The recent revision of PT’s labour agreement should provide additional scope for cost reduction, as the automatic progression of careers mechanism will evolve over the next four years to a system based on merit. PT also continued to reduce actively the addressable cost base, namely in terms of commercial and other operating costs. Commercial costs decreased by 2.4% y.o.y, with the reduction in marketing costs more than offsetting higher equipment sales due to commercial activity. Other operating costs fell by 14.7% y.o.y in 1Q07, mainly as a result of improved efficiency in support areas, namely call centre, customer care and shared services, as well as lower provisions due to improvements in the collections process. As a result, commercial and other operating costs decreased by 12.5% y.o.y in 1Q07.

Capex amounted to Euro 48 million in 1Q07, an increase of 8.4% y.o.y and equivalent to 9.6% of operating revenues. Capex was directed mainly towards: (1) network upgrades to provide greater customer bandwidth and to prepare the network and information systems for the launch of IPTV, and (2) client-related capex as a result of investments in corporate outsourcing contracts. EBITDA minus Capex amounted to Euro 192 million in 1Q07.

Table 12 _ Wireline Operating Data
	1Q07	1Q06	y.o.y

Main accesses ('000)	4,357	4,447	(2.0%)
Retail accesses	3,913	4,283	(8.6%)
PSTN/ISDN	3,213	3,670	(12.5%)
Traffic-generating lines	2,870	3,073	(6.6%)
Carrier pre-selection	342	597	(42.6%)
ADSL retail	701	613	14.3%
Wholesale accesses	444	164	170.7%
Unbundled local loops	218	109	100.7%
Wholesale line rental	161	0	n.m.
ADSL wholesale	65	55	17.6%
Net additions ('000)	(47)	(31)	50.4%
Retail accesses	(88)	(72)	22.9%
PSTN/ISDN	(104)	(99)	4.5%
Traffic-generating lines	(39)	(121)	(68.1%)
Carrier pre-selection	(65)	22	n.m.
ADSL retail	16	28	(43.0%)
Wholesale accesses	41	41	1.9%
Unbundled local loops	23	37	(38.5%)
Wholesale line rental	18	0	n.m.
ADSL wholesale	0	4	(92.7%)
ARPU (Euro)	30.1	30.0	0.2%
Voice	24.3	25.2	(3.6%)
Data	5.7	4.8	20.0%
Total traffic	3,210	3,491	(8.0%)
Retail traffic	1,339	1,459	(8.2%)
Wholesale traffic	1,871	2,032	(7.9%)
Retail MOU (minutes / month)	160	160	0.1%
Employees	7,043	7,795	(9.6%)

Continued growth in ADSL accesses partially offset the disconnection of traditional PSTN/ISDN lines. PT’s retail ADSL accesses increased to 701 thousand at the end of March 2007, as a result of new customer acquisition and retention programmes and the ongoing upgrades to ADSL 2+ (from 4MB to 8MB and from 8MB to 24MB). In 1Q07, net disconnections of PT’s traffic-generating lines reached 39 thousand, which is lower than the level registered in 4Q06 and represents an improvement of 82 thousands lines less than in 1Q06. ULL totalled 218 thousand at the end of 1Q07, with the level of net additions continuing to decrease on a sequential

Portugal Telecom | First Quarter 2007	10 / 18

Operating Highlights

basis. In terms of voice lines, the net effect of the migration of CPS lines to WLR was a reduction of 47 thousand competitor voice-only lines in 1Q07.

Pricing plans continued to grow strongly in 1Q07, in line with PT’s strategy of increasingly moving to a flat-rate voice offer, thus helping to improve customer retention levels. Currently, approximately 47% of the residential retail customer base has a flat rate pricing plan. At the end of 1Q07, and in line with PT’s long-standing objective, the regulator allowed PT to bundle unlimited fixed-to-fixed off-peak minutes with the line rental during the week. A greater perception of value-for-money by customers should contribute to improve line retention over time.

Blended ARPU remained stable at Euro 30.1 in 1Q07, with the 3.6% y.o.y reduction in voice ARPU being offset by the 20.0% growth in data ARPU, as a result of the increased penetration of ADSL and the growth in IP-based services, such as corporate VoIP.

Although retail traffic fell by 8.2% y.o.y. in 1Q07, primarily as a result of continued competition from fixed and mobile operators, retail MOU increased by 0.1% y.o.y to 160 minutes, reflecting the positive impact of the rollout of pricing plans. The reduction in wholesale traffic of 7.9% y.o.y in 1Q07 resulted mainly from the 58.9% y.o.y decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

Domestic Mobile

Operating revenues increased by 1.9% y.o.y in 1Q07 to Euro 363 million, as a result of the performance of billing revenues and equipment sales. Billing revenues increased by 2.3% y.o.y in 1Q07, underpinned by strong customer growth, more than offsetting the impact of lower mobile termination rates (MTR) on interconnection revenues. As a result, service revenues increased by 0.7% y.o.y in 1Q07 to Euro 328 million.

Table 13 _ Domestic Mobile Income Statement (1)			Euro million
	1Q07	1Q06	y.o.y

Operating revenues	363.3	356.5	1.9%
Services rendered	327.9	325.7	0.7%
Billing	269.6	263.6	2.3%
Interconnection	58.2	62.1	(6.3%)
Sales	32.6	28.9	12.6%
Other operating revenues	2.9	1.9	54.2%

Operating costs, excluding D&A	202.4	200.8	0.8%
Wages and salaries	12.7	14.3	(11.6%)
Direct costs	68.0	71.7	(5.2%)
Commercial costs	73.1	65.7	11.3%
Other operating costs	48.6	49.1	(1.0%)

EBITDA (2)	160.9	155.6	3.4%
Depreciation and amortisation	52.7	55.8	(5.6%)
Income from operations (3)	108.2	99.8	8.4%

EBITDA margin	44.3%	43.7%	0.6pp
Capex	27.5	22.5	22.5%
Capex as % of revenues	7.6%	6.3%	1.3pp
EBITDA minus Capex	133.4	133.2	0.2%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Portugal Telecom | First Quarter 2007	11 / 18

Operating Highlights

The reduction in MTR throughout 2006 explained the decline in interconnection revenues, which fell by 6.3% y.o.y. Fixed-to-mobile and mobile-to-mobile termination rates fell to Euro 0.11 per minute in the beginning of October 2006, resulting in an average annual decline of 12.0% in termination rates in 1Q07. Excluding the Euro 7 million negative impact of lower MTR, service revenues would have increased by 2.8% y.o.y in 1Q07.

EBITDA increased by 3.4% y.o.y to Euro 161 million in 1Q07, in spite of the reduction in MTR (negative impact of Euro 3 million in 1Q07) and the strong increase in commercial activity that resulted in a significant pickup in postpaid net additions and wireless broadband subscribers. Excluding the impact of lower MTR, EBITDA would have increased by 5.6% y.o.y in 1Q07. Notwithstanding higher commercial activity, the decrease in unitary SARC (-3.8% y.o.y) and the continued focus on the reduction of addressable costs allowed for an EBITDA margin improvement of 0.6pp y.o.y in 1Q07 to 44.3% . The continued focus on costs resulted in a pre-SARC EBITDA margin improvement of 2.7pp y.o.y in 1Q07.

Capex amounted to Euro 28 million in 1Q07, equivalent to 7.6% of operating revenues. Capex was directed primarily towards network capacity and 3G/3.5G coverage (approximately 73% of network capex). At the end of 1Q07, TMN’s 3G network covered over 80% of the population. TMN is targeting 3G coverage to reach over 90% of population by year-end 2007. EBITDA minus Capex remained stable at Euro 133 million in 1Q07, equivalent to 36.7% of operating revenues.

Table 14 _ Domestic Mobile Operating Data
	1Q07	1Q06	y.o.y

Customers ('000)	5,714	5,318	7.4%
Net additions ('000)	10	6	71.9%
MOU (minutes)	116	117	(0.9%)
ARPU (Euro)	19.1	20.5	(6.7%)
Customer	15.7	16.6	(5.1%)
Interconnection	3.4	3.9	(13.1%)
ARPM (Euro cents)	16.5	17.6	(5.9%)
Data as % of service revenues (%)	14.0	12.8	1.2pp
SARC (Euro)	49.5	51.4	(3.8%)
Employees	1,140	1,174	(2.9%)

Several initiatives were implemented during the quarter in key areas such as handset portfolio differentiation, mobile broadband, roaming pricing plans and repositioning of the TMN brand to focus on the youth segment. Firstly, in terms of handsets, TMN continued to differentiate its portfolio by enlarging its offer of exclusive handsets. In 1Q07, TMN launched 20 new exclusive handsets, bringing the total number of exclusive handsets in offer to 30. Secondly, mobile broadband remained a priority for TMN during the quarter. To that end, TMN launched offers targeted to the SME/SoHo segment and has seen significant growth in the total number of data cards. Thirdly, with the view of progressively adapting roaming pricing plans to customer needs, TMN launched special campaigns focused around key dates such as Easter and Carnival. TMN also launched during the quarter roaming pricing packages targeted towards customers with high roaming usage patterns. Finally, the development of the youth segment continued to be a key area of focus and this was done by revamping and repositioning the brand, which enjoys at present the highest notoriety ever achieved. In 1Q07, TMN sponsored the main surfing championships in Portugal and launched, on an exclusive basis, the new single of Da Weasel (one of the music bands with greatest notoriety in Portugal at the moment) on Music Box, a service that allows customers to search and download up to 600 thousand songs.

Portugal Telecom | First Quarter 2007	12 / 18

Operating Highlights

Customer net additions totalled 10 thousand in 1Q07, an increase of 71.9% y.o.y, as a result of strong net additions in postpaid (63 thousand). The continued growth in postpaid, both in the consumer and corporate segments, increased its overall weight to 20.5% of the total customer base at the end of March 2007. At the end of October 2006, TMN launched the first home-zoning service in Portugal, “Casa T”, which surpassed 100 thousand subscribers during 1Q07.

ARPU decreased by 6.7% y.o.y in 1Q07 to Euro 19.1, as a result of the reduction in interconnection ARPU and in customer ARPU. The decline in interconnection ARPU of 13.1% y.o.y resulted from the strong reduction in MTR that occurred throughout 2006, while the decrease in customer ARPU is explained by the increasing penetration in lower-consumption segments of the market. Notwithstanding, the growth in average number of customers more than offset the decrease in customer ARPU, thus allowing billing revenues to increase by 2.3% y.o.y in 1Q07. Blended MOU decreased by 0.9% y.o.y to 116 minutes in 1Q07, albeit that the customer base grew by 7.4% .

Data services continued to underpin ARPU performance, with data revenues already accounting for 14.0% of service revenues in 1Q07, up from 12.8% in the same period of last year. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 37.4% y.o.y and accounted for 28.2% of total data revenues in 1Q07. The number of SMS in 1Q07 reached approximately 156 messages per month per active SMS user, reflecting the successful launch of a number of tariff plans targeting the youth segment. The number of active SMS users reached 46% of total customers at the end of the period.

Brazilian Mobile

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 9.3% y.o.y in 1Q07 to R$ 3,020 million, primarily as a result of the 21.0% y.o.y increase in service revenues, which more than offset lower equipment sales and other operating revenues. The strong increase in service revenues was positively impacted by the end of the bill & keep interconnection regime (R$ 337 million) in July of 2006, as well as an improvement in customer revenues.

EBITDA increased by 13.0% y.o.y in 1Q07 to R$ 834 million, as a result of the increase in revenues and the improvement in margin. EBITDA margin increased by 0.9pp y.o.y in 1Q07 to 27.6% . Unitary SARC, which includes marketing, handset subsidies and commissions, fell by 20.5% y.o.y in 1Q07, as a result of lower marketing costs and commissions. The initiatives adopted to control bad debt had a significant impact on costs, with provisions for bad debt decreasing by 33.3% y.o.y in 1Q07. This was the result of the measures implemented to control cloning better (down 96% y.o.y), to reduce the credit risk in customer acquisition, and to improve the collections process. The conclusion of the unification process of the various IT/IS platforms contributed to efficiency gains and lower operating costs. All of Vivo’s customers are now integrated in a single platform, which should result in improvements in customer billing and better time-to-market in the rollout of new products and services.

Portugal Telecom | First Quarter 2007	13 / 18

Operating Highlights

Table 15 _ Brazilian Mobile Income Statement (1)			R$ million
	1Q07	1Q06	y.o.y

Operating revenues	3,020.3	2,762.4	9.3%
Services rendered	2,852.9	2,357.3	21.0%
Sales	114.8	327.7	(65.0%)
Other operating revenues	52.7	77.3	(31.9%)

Operating costs, excluding D&A	2,186.6	2,024.7	8.0%
Wages and salaries	175.9	158.0	11.3%
Direct costs	513.7	233.6	119.9%
Commercial costs	636.9	754.7	(15.6%)
Other operating costs	860.0	878.4	(2.1%)

EBITDA (2)	833.7	737.7	13.0%
Depreciation and amortisation	643.7	677.6	(5.0%)
Income from operations (3)	190.0	60.1	216.2%

EBITDA margin	27.6%	26.7%	0.9pp
Capex	235.5	281.3	(16.3%)
Capex as % of revenues	7.8%	10.2%	(2.4pp)
EBITDA minus Capex	598.2	456.4	31.1%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex decreased by 16.3% y.o.y in 1Q07 to R$ 236 million, equivalent to 7.8% of operating revenues. Capex in 1Q07 was directed towards: (1) the implementation of the GSM/EDGE overlay, and (2) network coverage and quality. The GSM/EDGE network overlay was implemented in record time and already covers 86% of the municipalities with CDMA coverage.

Table 16 _ Brazilian Mobile Operating Data (1)
	1Q07	1Q06	y.o.y

Customers ('000) (2)	29,030	30,138	(3.7%)
Net additions ('000)	(23)	333	n.m.
MOU (minutes)	75	69	9.8%
ARPU (R$)	30.0	25.4	18.2%
Data as % of service revenues (%)	7.7	7.0	0.6pp
SARC (R$)	108.9	137.0	(20.5%)
Employees	5,735	6,069	(5.5%)

(1) Operating data calculated using Brazilian GAAP. (2) The decrease in total customers on an annual basis is explained by the database adjustment undertaken in 2Q06 of 1,823 thousand customers.

The competitive environment remained challenging across the various segments of the market, with Vivo registering net disconnections of 23 thousand in 1Q07. Vivo maintained its strategic focus on acquiring and retaining higher value customers during the quarter. As a result, the postpaid segment continued to grow and now accounts for approximately 20% of the total customer base of 29,030 thousand at the end of March 2007. Vivo has already launched prepaid and postpaid offers on GSM, which should improve its competitive position in the market through the availability of cheaper low-end handsets, resulting in lower SARC, and the ability to offer digital roaming across all of Brazil. GSM accounted for 16% of gross additions in the quarter.

The take-up of data services continued to grow strongly, with data revenues increasing by 24.6% y.o.y. As a result, data as a percentage of total service revenues increased to 7.7% in 1Q07 from 7.0% in 1Q06. Approximately 50% of data revenues were derived from non-SMS data, such as downloads, Internet access and others. Vivo undertook a significant reduction in SMS prices in 4Q06 with the objective of stimulating data usage.

Portugal Telecom | First Quarter 2007	14 / 18

Operating Highlights

Vivo’s blended MOU increased by 9.8% y.o.y to 75 minutes, as a result of the growth in outgoing MOU, which increased by 21.7% y.o.y. This sharp increase in outgoing MOU has been underpinned by the success of the campaigns launched to stimulate mobile usage, which offer bonus on-net traffic thus reinforcing the network effect.

Vivo’s blended ARPU was R$ 30 in 1Q07, an increase of 18.2% over the same period of last year, primarily as a result of the end of the partial bill & keep interconnection regime, which had a positive impact of R$3.9 on ARPU. Nevertheless, the promotional campaigns aimed at stimulating usage had a positive impact both on traffic and ARPU, with the latter growing by 2.9% y.o.y (excluding the impact of bill & keep).

Other International Assets

Table 17 _ Highlights of Main Assets in Africa and Asia (1Q07) (1) (2)					thousand (customers), million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro

Médi Télécom (3)	32.18%	5,632.7	1,175.8	9.4%	473.3	4.4%	40.2%	105.7	42.5
Unitel (3)	25.00%	2,321.0	181.1	26.9%	116.0	18.1%	64.0%	137.4	88.0
MTC (4)	34.00%	639.9	267.7	23.5%	141.5	12.0%	52.8%	28.0	14.8
CVT (4)	40.00%	188.2	1,759.8	7.4%	1,086.6	5.4%	61.7%	16.0	9.9
CTM (3)	28.00%	483.4	573.4	18.6%	220.1	10.8%	38.4%	54.1	20.8
CST (4)	51.00%	28.9	35,446	26.0%	12,343	22.8%	34.8%	2.0	0.7
Timor Telecom (4)	41.12%	58.0	6.6	42.4%	3.3	59.7%	49.6%	5.0	2.5

(1) All information prepared in accordance with local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom. (3)Equity consolidation method. (4) Full consolidation method.

Médi Télécom revenues increased by 9.4% y.o.y in 1Q07 to MAD 1,176 million, while EBITDA increased by 4.4% y.o.y to MAD 473 million. The mobile customer base rose by 34.2% y.o.y to 5,633 thousand, with net additions in 1Q07 totalling 461 thousand. MOU increased by 0.6% y.o.y in 1Q07 to 52 minutes. ARPU totalled MAD 73 in 1Q07, a decrease of 16.3% over the same period of last year, mainly due to the significant growth of the customer base.

Unitel’s revenues and EBITDA increased by 26.9% and 18.1% y.o.y respectively in 1Q07, underpinned by strong customer growth. Net additions totalled 272 thousand in 1Q07, with the total customer base reaching 2,321 thousand at the end of March 2007, an increase of 66.3% over the same period of last year. Unitel’s MOU decreased by 13.5% y.o.y in 1Q07 to 122 minutes, due to the strong increase in the customer base. ARPU totalled USD 27 in 1Q07, a decrease of 26.9% .

MTC’s revenues and EBITDA increased by 23.5% and 12.0% y.o.y respectively. Net additions totalled 30 thousand in 1Q07, with the total customer base reaching 640 thousand at the end of March 2007, an increase of 36.9% over the same period of last year. ARPU totalled NAD 140 in 1Q07, a decrease of 10.8%, primarily as a result of the growth in the customer base in the period.

CVT’s revenues and EBITDA increased by 7.4% and 5.4% y.o.y respectively in 1Q07. In the wireline division, main lines increased by 2.8% y.o.y in 1Q07 to 74 thousand. In the mobile division, customers increased by 35% y.o.y to 114 thousand, with net additions of 6 thousands. Mobile MOU reached 142 minutes, a decrease of 16.4% y.o.y in 1Q07. Mobile ARPU in 1Q07 was CVE 2,825, a decrease of 7.5% y.o.y.

Portugal Telecom | First Quarter 2007	15 / 18

Operating Highlights

CTM’s revenues increased by 18.6% y.o.y to MOP 573 million in 1Q07, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 10.8% y.o.y to MOP 220 million in 1Q07. In the mobile division, customers increased by 21.9% y.o.y to 306 thousand at the end of March 2007. Notwithstanding the growth in the customer base, CTM’s mobile ARPU increased by 5.6% y.o.y to MOP 260 in 1Q07.

CST’s revenues increased by 26% y.o.y to STD 35,446 million in 1Q07, with EBITDA growing by 22.8% y.o.y to STD 12,343 million. In the mobile division, CST added 3 thousand customers in 1Q07, bringing the total number of customers to 21 thousand at the end of March 2007, an increase of 56.8% y.o.y. Mobile MOU decreased by 22.7% y.o.y in 1Q07, reaching 63 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 308 thousand in 1Q07, a decrease of 22.9% over the same period of last year.

Timor Telecom’s revenues and EBITDA increased by 42.4% and 59.7% y.o.y respectively, mainly as a result of the increase in the number of mobile customers. In the mobile division, Timor Telecom had net additions of 6 thousand increasing the total customer base to 55 thousand at the end of March 2007, an increase of 56.3% y.o.y. Mobile MOU increased by 16.7% y.o.y, reaching 102 minutes. Mobile ARPU was USD 32 in 1Q07, an increase of 0.6% over the same period of last year.

Portugal Telecom | First Quarter 2007	16 / 18

Additional Information

This information is also available on PT’s IR website
http://ir.telecom.pt

Conference Call details

Date: 10 May 2007
Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00
(US/NY)
Telephones numbers
Outside US: +1 201 689 8261
US and Canada: 877 869 3847

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:
Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 240623)
US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 240623)

Contacts

Zeinal Bava
Executive Board Member (Vice President)
zeinal.bava@telecom.pt

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom | First Quarter 2007	17 / 18

Operating Highlights

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

Portugal Telecom | First Quarter 2007	18 / 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.